Mail Stop 3010

September 29, 2009

VIA USMAIL and FAX (415) 584 - 1927

Mr. Howard Mah
Chief Financial Officer
United States Oil Fund, L.P.
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

> **Re:** **United States Oil Fund, L.P.**
> **Form 10-K for the year ended 12/31/2008**
> **Filed on 3/2/2009**
> **File No. 001-32834**

Dear Mr. Howard Mah:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

General

1.   We note that your inception date was May 12, 2005 and that you present and your accountant has opined on the statements of operations, changes' in partners' capital and cash flows for the period April 10, 2006 (commencement of operations) through December 31, 2006.   It is unclear of why the period January 1, 2006 through April 9, 2006 was neither opined upon nor presented. Please tell us your basis in GAAP to support this presentation.

Note 4 – Contracts and Agreements, page 89

2.   Please tell us and consider expanding future disclosures to quantify the respective fees borne by the general partner on your behalf.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant